December 30, 2016
Sonny Oh Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: AlphaCore Absolute Fund; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On November 2, 2016, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of the AlphaCore Absolute Fund (the “Fund”), a series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone on December 19, 2016, except as indicated below. Your comments are summarized below, with corresponding responses following each comment. Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text. In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Cover Page

1.	Comment: Please add the disclosure after the approximate date of public offering on the cover page.

Response: The Fund is an existing and operating fund with a continuous offering.

2.	Comment: Please add the former name of the Fund on the cover page given that the name has recently changed.

Response: The requested change has been made.

3.	Comment: Please provide the ticker symbols on the cover page.

Response: The requested change has been made.

Fees and Expenses of the Fund

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4.	Comment: Please include the appropriate line item to the fee table for the short selling and short position risk.

Response: The Fund does not intend to short securities directly. Accordingly, no line item for short sales fees and expenses appears in the fee table.

Principal Investment Strategies

5.	Comment: For clarity, please provide at least a general allocation percentages between the pooled vehicles and direct investments

Response: The following additional disclosure has been provided:

The Fund allocates its assets to Pooled Vehicles and Direct Investments in accordance with the following ranges:

Pooled Vehicles 80-100%

Direct Investments 0-20%

6.	Comment: With respect to the third bullet point under the list of combination of long and short positions invested in by the Fund, please confirm to that the Fund will segregate the full notional amount of the default swap.

Response: The Registrant so confirms that the Fund will segregate the full notional amount of the default swap.

7.	Comment: Under the same bullet point, please be advised that if the Fund engaged in total return swaps, then the appropriate amount of segregated amounts must be set aside. Please see SEC Release No. IC-10666 published on April 27, 1979.

Response: The Registrant so confirms that the Fund will segregate the full notional amount of the total return swap.

8.	Comment: The sentence, “The Fund allocates assets across security and derivative types without restriction”, does not provide meaningful disclosure of risks. Please review the strategy and principal risk disclosure so that it is not standardized and actually discloses the strategy of derivatives used by the Fund. Please see the Barry Miller Letter.

Response: The disclosure has been revised as follows:

The Fund allocates assets across the security and derivative types discussed above without restriction. The Advisor invests in the fixed income securities discussed above regardless any

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maturity, duration or credit rating (including below investment grade fixed income securities commonly known as "junk bonds").

Principal Investment Risks

9.	Comment: Please add the following risks to the summary of principal risks: Foreign Investment and Foreign Exchange Risk, Issuer-Specific Risk and Restricted Securities Risk. All of these risks seem applicable to the Fund.

Response: The Registrant believes that the existing foreign currency risk addresses foreign exchange risk. The following risk disclosures have been added:

Foreign Securities Risk. Because the Fund’s investments may include foreign securities, the Fund is subject to risks beyond those associated with investing in domestic securities. Foreign companies are generally not subject to the same regulatory requirements of U.S. companies thereby resulting in less publicly available information about these companies. In addition, foreign accounting, auditing and financial reporting standards generally differ from those applicable to U.S. companies.

Issuer-Specific Risk: The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers.

Restricted Securities Risk: Rule 144A securities, which are restricted securities, may not be readily marketable in broad public markets. A Rule 144A restricted security carries the risk that the Fund may not be able to sell a security when the portfolio managers consider it desirable to do so and/or may have to sell the security at a lower price.

Performance

10.	Comment: The performance table is prefaced with the statement that, “The performance table compares the performance of the Fund over time to the performance of a broad-based securities market index. Performance information prior to October 3, 2016 is that of the Fund’s previous adviser.” Please consider whether it would be more accurate to state that all of the performance shown in the table are that of the previous adviser.

Response: The Registrant believes that the existing disclosure is appropriate if 2016 performance is to be shown (please see response to Comment 11 below).

11.	Comment: Institutional Class Shares Performance Bar Chart should be updated for 2015 and 2016.
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Response: The requested change has been made for 2015. Information for 2016 will be included in the Fund’s next 497 filing.

12.	Comment: The Performance Table depicting Average Annualized Total Returns should specify returns for Class A and Class N shares, especially for “before tax” row.

Response: Class A and Class N are new share classes of the Fund.

13.	Comment: Please explain the basis for utilizing the S&P 500 Total Return as the benchmark for the Fund. The Fund does not invest exclusively in U.S. companies or in equities.

Response: the Adviser believes that the S&P 500 is an appropriate measure for the Fund and it believes that it provides a meaningful comparison for investors of the Fund’s returns against a broad index. The Adviser has also provided a supplemental index for additional color.

Management – Portfolio Managers

14.	Comment: Please retain the “founded in 2015” language in Mr. Richard Pfister’s biographical profile.

Response: The requested change has been made.

15.	Comment: In the second paragraph of Mr. Pfister’s biographical profile, please proofread the first sentence, which states that “Mr. Pfister began his investment career more in 1993 on the floor of the Chicago Mercantile Exchange as a technical analyst and trader.” Please delete the word “more.”

Response: The requested change has been made.

How to Purchase Shares – Purchasing Shares

16.	Comment: The Prospectus states that, “Requests received after the close will be processed on the next business day. Please define “business day” or consider tying it to days that the New York Stock Exchange is open.

Response: The Registrant respectfully declines to revise the existing disclosure.

Distribution of Shares – Compensation to Financial Intermediaries

17.	Comment: Please proofread and revise the sentence, “These payments may be in addition the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus.”

Response: The Registrant respectfully declines to revise the existing disclosure.

Statement of Additional Information (“SAI”)

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Investment Restrictions

1.	Comment: With respect to Senior Securities, please add a disclosure at the end of the section that will specifically describe the limitations of senior securities under the 1940 Act.

Response: The Registrant respectfully declines to revise the existing disclosure.

Policies and Procedures for Disclosure of Portfolio Holdings

2.	Comment: The SAI specifies that the recipient has a duty to keep information on the Fund’s portfolio holdings confidential. Please disclose whether there is also a duty not to trade on non-public information.

Response: The following disclosure has been added:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any confidential portfolio holdings information.

Management – Trustee Table

3.	Comment: Please add “Age” within the first column of the Trustee tables, and provide the appropriate disclosure under that caption.

Response: The Registrant respectfully declines to make the requested change.

Purchase, Redemption and Pricing of Shares – Redemption of Shares

4.	Comment: This disclosure appears to be more responsive to 11c-1. Please move or add this section to the Prospectus under the “How to Redeem Shares” header.

Response: In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any confidential portfolio holdings information.

Part C

1.	Comment: Please confirm that all disclosures related to the investment management agreement with the Fund will be provided as required by Part C (e.g., Item 28 Exhibit D, Item 31)

Response: The Registrant so confirms.

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The Trust has authorized me to convey to you that it acknowledges the following:

1.       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.       The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

Andrew J. Davalla

cc: JoAnn M. Strasser